SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: November 18, 2008

FOR IMMEDIATE RELEASE

Cimatron Reports Revenues of $10.1 Million and
Net Income of $0.65 Million on a Non-GAAP Basis in Q3/08

Revenue increase of 67% and net income increase of 60% on a non-GAAP basis in the first nine months of 2008

Givat Shmuel, Israel, – November 17, 2008 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the third quarter and first nine months of 2008.

Third quarter 2008 Financial Highlights, compared to the third quarter of 2007:

—	Revenues on a non-GAAP Basis: 27.8% increase to $10.1 million

—	Net Income on a non- GAAP Basis: 23.5% increase to $0.65 million

—	Revenues on GAAP Basis: 24.6% increase to $9.9 million

—	Net Income on GAAP Basis: 77.2% decrease to $0.11 million

Revenue on a non-GAAP basis in 2008 excludes the effect of business combination accounting rules on the acquired deferred maintenance revenue balance of Gibbs. Expenses on a non-GAAP basis exclude the non-cash amortization of acquired intangible assets of Microsystem and Gibbs, and the deferred taxes related to these acquisition- related items. Cimatron has consolidated Microsystems’ results since Q3 2007 and Gibbs’ results starting Q1 2008.

The following provides further details on Cimatron’s GAAP and non-GAAP figures in the third quarter and the first nine months of 2008:

GAAP:

Revenues on a GAAP basis for the third quarter of 2008 increased 24.6% to $9.9 million, as compared to $7.9 million in the third quarter of 2007. For the first nine months of 2008, revenue increased by 63.0% to $30.6 million, compared to $18.8 million in the same period of 2007.

Gross Income on a GAAP basis for the third quarter of 2008 was $8.2 million as compared to $6.4 million in the same period in 2007. Gross margin in the third quarter was 82.7%, compared to 80.6% in Q3 2007. For the first nine months of 2008, gross income was $24.9 million, compared to $15.5 million in the same period of 2007. Gross margin for the nine months ended on September 30th, 2008 was 81.6% of revenues as compared to 82.9% of revenues in the same period of 2007.

Operating Income on a GAAP basis in the third quarter of 2008 was $19 thousand, compared to operating income of $450 thousand in the third quarter of 2007. In the first nine months of 2008, Cimatron had an operating loss of $(126) thousand, compared to operating income of $845 thousand in the first nine months of 2007.

Net Income on a GAAP basis for the quarter was $111 thousand, or $0.01 per diluted share, compared to net income of $486 thousand, or $0.06 per diluted share recorded in the same quarter of 2007. In the first nine months of 2008 net income was $18 thousand, or $0.0 per diluted share, compared to net income of $958 thousand, or $0.12 per diluted share, in the first nine months of 2007.

Non-GAAP:

Revenues on a non-GAAP basis for the third quarter of 2008 increased 27.8% to $10.1 million, as compared to $7.9 million in the third quarter of 2007. For the first nine months of 2008, revenue increased by 66.9% to $31.3 million, compared to $18.8 million in the same period of 2007.

Gross Income on a non-GAAP basis for the third quarter of 2008 was $8.5 million as compared to $6.4 million in the same period in 2007. Gross margin in the third quarter of 2008 was 84.5%, compared to 80.6% in Q3 2007. In the first nine months of 2008, gross income increased 68.0% to $26.1 million, compared to $15.5 million in the first nine months of 2007. Gross margin for the nine months ended on September 30th, 2008 was 83.4% of revenues as compared to 82.9% of revenues in the same period of 2007.

Operating Income on a non-GAAP basis in the third quarter of 2008 was $514 thousand, as compared to operating income of $487 thousand in the third quarter of 2007. In the first nine months of 2008, Cimatron reports operating income increase to $1.36 million, compared to operating income of $902 thousand in the first nine months of 2007.

Net Income on a non-GAAP basis in the third quarter of 2008 increased 23.5% to $646 thousand or $0.07 per diluted share, as compared to net income of $523 thousand, or $0.07 per diluted share in the third quarter of 2007. In the first nine months of 2008, net profit increased by 59.6% to $1.6 million, or $0.17 per diluted share, compared to a net profit of $1.0 million, or $0.13 per diluted share, in the first nine months of 2007.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said, “We are pleased to present an increase in revenues and profits on a non-GAAP basis, following the merger transaction with Gibbs and Associates. Cimatron, being an active player in the automotive, consumer, and production markets, may very well be affected by a prolonged global economic slowdown. However, we believe that our strong balance sheet and cash reserves are important assets in the current worldwide financial turmoil. While exercising tight budget control, we continue to invest in both the CimatronE and GibbsCAM product lines. In particular, we accelerated the process of selling GibbsCAM for high-end multi-axis machines, a lucrative market segment believed to be more recession resilient than other segments of the manufacturing market. With over $6M in cash, broad product offerings, and strong distribution channels, we believe that Cimatron is well positioned to meet the challenges and take advantage of the opportunities that lie ahead”, concluded Mr. Haran.

Conference Call

Cimatron’s management will host a conference call on Tuesday, November 18th, at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-866-3455-855

Israel: 03-9180609

International: +972-3-9180609

For those unable to listen to the live call, a replay of the call will be available from the day after the call under the investor relations section of Cimatron’s website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operation (Non-GAAP basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non- GAAP measures help investors to understand our current and future operating cash flow and performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron’s subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at:  http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-9-714 8866, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Total revenue	9,864	7,915	30,571	18,759

Total cost of revenue	1,711	1,533	5,627	3,210

Gross profit	8,153	6,382	24,944	15,549

Research and development expenses, net	1,683	1,037	5,273	3,144

Selling, general and administrative expenses	6,451	4,895	19,797	11,560

Operating income (loss)	19	450	(126)	845

Financial Income, net.	92	117	127	262

Taxes on Income	(33)	(69)	(26)	(73)

Other	33	(12)	43	(76)

Net income	$111	$486	$18	$958

Net income per share - basic and diluted	$0.01	$0.06	$0.00	$0.12

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,329	7,902	9,357	7,860

Diluted EPS (in thousands)	9,385	7,919	9,362	7,900

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended
	September 30,
	2008			2007
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue (1)	9,864	248	10,112	7,915	-	7,915

Total cost of revenue (2)	1,711	(147)	1,564	1,533	-	1,533

Gross profit	8,153	395	8,548	6,382	-	6,382

Research and development expenses, net	1,683	-	1,683	1,037	-	1,037

Selling, general and administrative
expenses (2)	6,451	(100)	6,351	4,895	(37)	4,858

Operating income (loss)	19	495	514	450	37	487

Financial Income, net.	92	-	92	117	-	117

Taxes on Income (3)	(33)	40	7	(69)	-	(69)

Other	33	-	33	(12)	-	(12)

Net income	$111	$535	$646	$486	$37	$523

Net income per share - basic and diluted	$0.01		$0.07	$0.06		$0.07

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,329		9,329	7,902		7,902

Diluted EPS (in thousands)	9,385		9,385	7,919		7,919

(1)	Non-GAAP adjustment related to Gibbs’ assumed support contracts that will not be recognized on a GAAP basis in fiscal 2008 or thereafter due to business combination accounting rules.
(2)	Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(3)	Non-GAAP adjustment to exclude deferred taxes related to business combination accounting rules.

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION (Cont.)
(US Dollars in thousands, except for per share data)

	Nine months ended
	September 30,
	2008			2007
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue (1)	30,571	743	31,314	18,759		18,759

Total cost of revenue (2)	5,627	(441)	5,186	3,210		3,210

Gross profit	24,944	1,184	26,128	15,549		15,549

Research and development expenses, net	5,273		5,273	3,144		3,144

Selling, general and administrative expenses (2)	19,797	(300)	19,497	11,560	(57)	11,503

Operating income (loss)	(126)	1,484	1,358	845	57	902

Financial Income, net.	127		127	262		262

Taxes on Income (3)	(26)	118	92	(73)		(73)

Other	43		43	(76)		(76)

Net income	$18	$1,602	$1,620	$958	$57	$1,015

Net income per share - basic and diluted	$0.00		$0.17	$0.12		$0.13

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,357		9,357	7,860		7,860

Diluted EPS (in thousands)	9,362		9,362	7,900		7,900

(1)	Non-GAAP adjustment related to Gibbs’ assumed support contracts that will not be recognized on a GAAP basis in fiscal 2008 or thereafter due to business combination accounting rules.
(2)	Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.
(3)	Non-GAAP adjustment to exclude deferred taxes related to business combination accounting rules.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	September 30,	December 31,
	2008	2007

ASSETS

CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$6,623	$9,026
Trade receivables	6,984	7,308
Other current assets	2,780	1,467

Total current assets	16,387	17,801

Deposits with insurance companies and severance pay fund	3,121	2,703

LONG-TERM INVESTMENTS:
Marketable investments	-	1,158

Net property and equipment	1,427	1,337

Total other assets	14,156	4,328

Total assets	$35,091	$27,327

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$118	$791
Trade payables	1,547	2,258
Accrued expenses and other liabilities	7,605	7,889
Deferred revenues	4,010	742

Total current liabilities	13,280	11,680

LONG-TERM LIABILITIES:
Accrued severance pay	4,399	3,929
Long-term loan	352	403
Deferred tax liability	1,820	282

Total long-term liabilities	6,571	4,614

Minority interest	16	63

Total shareholders' equity	15,224	10,970

Total liabilities and shareholders' equity	$35,091	$27,327

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(US Dollars in thousands)

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders' equity

Balance at December 31, 2007	$265	$13,530	$(34)	$(2,632)	$(159)		$10,970
Changes during the nine months ended
September 30, 2008:
Net income				18		18	18
Issuance of shares	39	4,248					4,287
Exercise of share options		14					14
Unrealized gain on available for-sale
securities			88			88	88
Vesting of employee stock options			92				92
Investment in treasury stock					(153)	(153)	(153)
Foreign currency translation adjustment	-	-	(92)	-	-	(92)	(92)

Total comprehensive loss						(139)

Balance at September 30, 2008	$304	$17,792	$54	$(2,614)	$(312)		$15,224

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Nine months ended September 30,
	2008	2007

Cash flows from operating activities:
Net income	$18	$958

Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	1,105	561
Increase (decrease) in accrued severance pay	470	(183)
Vesting of employee stock options	92	-
Equity in losses (earnings) of affiliates	88	51
Minority interest in earnings (losses) of consolidated subsidiaries	(47)	37
Deferred taxes, net	46	-

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	2,626	649
Decrease (increase) in inventory	24	32
Decrease (increase) in deposits with insurance companies and severance pay fund	(418)	(2)
Increase (decrease) in debts to related parties	23	25
Increase (decrease) in trade payables, accrued expenses and other liabilities	(501)	794

Net cash provided by operating activities	3,526	3,010

Cash flows from investing activities:
Proceeds from sale of property and equipment	2	-
Proceeds from sale and redemption of bonds	1,245	250
Purchase of property and equipment	(359)	(437)
Additional payment for acquisition of subsidiary	(1,250)	-
Acquisition of newly-consolidated subsidiaries (Appendix A)	(4,765)	301

Net cash provied by (used in) investing activities	(5,127)	114

Cash flows from financing activities:
Short-term bank credit	(674)	4
Long-term bank credit	(39)	32
Proceeds from issuance of shares upon exercise of options	14	88
Investment in treasury stock	(153)	-

Net cash provided by (used in) financing activities	(852)	124

Net increase (decrease) in cash and cash equivalents	(2,453)	3,248
Effect of exchange rate changes on cash	50	39
Cash and cash equivalents at beginning of period	9,026	5,597

Cash and cash equivalents at end of period	$6,623	$8,884

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Nine months ended September 30,
	2008	2007

Appendix A - Acquisition of subsidiary, net of cash acquired
Working capital - excluding cash	(714)
Goodwill	3,647
Other intangible assets	5,432
Property and equipment	158
Tax Asset	529

	9,052

Issuance of shares	(4,287)

	$4,765

Appendix B – Non-cash transactions
Purchase of property on credit	$43	$35